March 26, 2009

Mail Stop 4561

By U.S. Mail and facsimile to (787) 759-8900

Mr. Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

Re: **Popular Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and
      September 30, 2008
      File No. 0-13818

Dear Mr. Junquera:

       We have reviewed your response letter dated March 16, 2009 and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exhibit 13.1, The Corporation's Annual Report to Shareholders for the year ended December 31, 2007

Financial Statements for the three-year period ended December 31, 2007

Note 23, Retained interests on transfers of financial assets, page 115

1.   We note your response to comment 1 of our February 13, 2009 letter. We do not believe that SFAS No. 140 provides a basis for reassessing the appropriate accounting for a transfer as a result of management taking non-substantive actions. Please explain to us what motivated you in December 2007 to amend the provisions of the related PSAs to delete the Discretion Provisions. Please tell us whether you had ever exercised your ability to use any of these provisions, and whether when you removed these provisions you had any expectation that the provisions would be used. Also, please clarify whether you believe the removal of these provisions had an impact on the expected cash flows of the assets held by the trust, and if so in what way.

2.   We note the aggregate cumulative loss information that you provided as of the re-characterization date. If available, please tell us the approximate percentage of loans held in these trusts as of the re-characterization date that you expected would default over the remaining maturity of the loans.

3.   We note your response to comment 3 of our letter dated February 13, 2009 and related disclosure in Note 23 of your financial statements on page 132 of your 2008 Annual Report filed on March 2, 2009 as Exhibit 13.1 to your Form 10-K that states the maximum risk to the Company with respect to on-balance sheet securitized loans was limited to the amount of overcollateralization in each transaction. Please provide us with the following information:

- Clarify if the overcollateralization was equal to or greater than the maximum inherent credit risk in these on-balance sheet securitized loans, and if not how the credit risk in excess of the maximum risk to the Company was accounted for.

- Confirm you had no implicit or contractual contingencies or reimbursement agreements with non-residual certificate holders which state you would bear the entire risk after the overcollateralization is reduced to zero.

- Confirm you followed the guidance in paragraph 16 of SFAS 140 regarding the on-balance-sheet secured borrowings related to the securitized loan portfolio.

Form 8-K filed on January 27, 2009

4.   We note your response to comment 6 of our letter dated February 13, 2009 regarding your goodwill impairment tests. We also refer to the seventh paragraph on page 15 of your 2008 Annual Report filed on March 2, 2009 as Exhibit 13.1 to your Form 10-K which states: "For the BPNA reporting unit, had the implied fair value of the goodwill calculated in Step 2 (assuming the lowest determined Step 1 fair value) been 84% lower, there would still be no impairment of the $404 million of goodwill recorded in BPNA as of December 31, 2008".   Please provide us with the analysis and the related underlying assumptions you used to arrive at this conclusion.

5.   We refer to your response to the second bullet point of comment 7 which states that for the Step 1 goodwill impairment test the Company used in all cases the fair value based on market comparables as the most appropriate valuation approach. Please tell us and discuss in future filings the basis for this conclusion.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3423 if your have any questions regarding these comments.

Sincerely,

Amit Pande
Accounting Branch Chief